Exhibit 99.2

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

June 2023

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

June 30, 2023

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	Six Months Ended
	June 30,
	2023	2022

	U.S. dollars in thousands
NET REVENUES	5,395	31,450
COST OF REVENUES	2,418	15,288
GROSS PROFIT	2,977	16,162
RESEARCH AND DEVELOPMENT EXPENSES	2,331	4,534
SELLING AND MARKETING EXPENSES	9,632	21,833
GENERAL AND ADMINISTRATIVE EXPENSES	9,335	15,583
OTHER INCOME	(42,993)	—
OPERATING INCOME (LOSS)	24,672	(25,788)
FINANCIAL INCOME	28,677	1,672
FINANCIAL EXPENSES	2,347	8,123
FINANCIAL INCOME (EXPENSES), net	26,330	(6,451)
INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	51,002	(32,239)
EARNINGS (LOSS) PER ORDINARY SHARE, basic and diluted (U.S. dollars)	0.04	(0.06)
WEIGHTED AVERAGE OF ORDINARY SHARE (in thousands)	1,277,931	546,616

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	June 30,	December 31,
	2023	2022

	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	6,996	19,968
Bank deposits	18	15
Restricted cash	9,140	16,000
Trade receivables	2,903	34,521
Prepaid expenses and other receivables	3,050	4,387
Inventory	4,939	11,009
	27,046	85,900
NON-CURRENT ASSETS:
Restricted cash	144	150
Fixed assets	244	502
Right-of-use assets	2,010	6,692
Intangible assets	5,593	65,626
	7,991	72,970
TOTAL ASSETS	35,037	158,870

CURRENT LIABILITIES:
Account payable	3,112	4,230
Lease liabilities	1,290	1,032
Allowance for deductions from revenue	16,384	47,870
Accrued expenses and other current liabilities	7,401	17,949
Borrowing	—	115,216
Payable in respect of intangible assets purchase	—	11,157
	28,187	197,454

NON-CURRENT LIABILITIES:
Lease liabilities	994	6,443
Derivative financial instruments	1,635	2,623
Royalty obligation	750	750
	3,379	9,816
TOTAL LIABILITIES	31,566	207,270

EQUITY (Capital Deficiency):
Ordinary shares	4,620	2,835
Additional paid-in capital	380,860	382,625
Accumulated deficit	(382,009)	(433,860)
TOTAL EQUITY (Capital Deficiency)	3,471	(48,400)
TOTAL LIABILITIES AND EQUITY (Capital Deficiency)	35,037	158,870

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (CAPITAL DEFICIENCY)

(Unaudited)

	Ordinary	Additional	Accumulated	Total
	shares	paid-in capital	deficit	equity (Capital Deficiency)

	U.S. dollars in thousands

BALANCE AT JANUARY 1, 2023	2,835	382,625	(433,860)	(48,400)

CHANGES IN THE SIX-MONTHS PERIOD ENDED JUNE 30, 2023:
Share-based compensation to employees and service providers	—	—	849	849
Issuance of ordinary shares, net of expenses	1,761	(1,741)	—	20
Issuance of ordinary shares for vested RSUs	24	(24)	—	—
Comprehensive income	—	—	51,002	51,002
BALANCE AT JUNE 30, 2023	4,620	380,860	(382,009)	3,471

BALANCE AT JANUARY 1, 2022	1,495	375,246	(367,866)	8,875
CHANGES IN THE SIX-MONTHS PERIOD ENDED JUNE 30, 2022:
Share-based compensation to employees and service providers	—	—	2,924	2,924
Issuance of ordinary shares, net of expenses	332	8,168	—	8,500
Comprehensive loss	—	—	(32,239)	(32,239)
BALANCE AT JUNE 30, 2022	1,827	383,414	(397,181)	(11,940)

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended
	June 30,
	2023	2022

	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive income (loss)	51,002	(32,239)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	849	2,924
Depreciation	1,055	1,154
Amortization of intangible assets	530	2,900
Gains from the transfer of rights in Movantik® and extinguishment of debt obligations, (see below)	(56,082)	—
Gains from early termination of leases	(694)	—
Non-cash expenses related to borrowing and payable in respect of intangible assets purchase	—	2,813
Fair value gains on derivative financial instruments	(8,071)	(1,981)
Loss from modification of warrants terms as part of a new issuance, see note 3b	1,084	—
Issuance costs in respect of warrants	922	334
Exchange differences and revaluation of bank deposits	(13)	(63)
	(60,420)	8,081
Changes in assets and liability items:
Decrease (increase) in trade receivables	31,618	(2,078)
Decrease in prepaid expenses and other receivable	1,337	1,872
Decrease in inventories	1,837	3,091
Decrease in accounts payable	(1,118)	(7,291)
Decrease in accrued expenses and other liabilities	(10,545)	(684)
Increase (decrease) in allowance for deductions from revenue	(31,486)	8,512
	(8,357)	3,422
Net cash used in operating activities	(17,775)	(20,736)
INVESTING ACTIVITIES:
Purchase of fixed assets	(7)	(176)
Change in investment in current bank deposits	—	8,500
Net cash provided (used in) by investing activities	(7)	8,324
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	5,097	16,221
Repayment of payable in respect of intangible asset purchase	(6,555)	(5,778)
Decrease in restricted cash	6,860	—
Payment of principal with respect to lease liabilities	(589)	(470)
Net cash provided by financing activities	4,813	9,973
DECREASE IN CASH AND CASH EQUIVALENTS	(12,969)	(2,439)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(3)	(47)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	19,968	29,474
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	6,996	26,988

SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	123	11
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	315	5,283
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	224	4,767
Decrease in lease liability (with corresponding decrease in right of use asset in amount of $4,117) resulting from early termination of lease.	4,811	—

Transfer of rights in Movantik® and extinguishment of debt obligations:
Decrease in Intangible asset	(59,503)
Decrease in Inventories	(4,233)
Decrease in Payable in respect of Intangible asset	4,602
Decrease in Borrowing	115,216
Gains from the transfer of the rights in Movantik® and extinguishment of debt obligations	56,082

The accompanying notes are an integral part of these condensed consolidated financial statements.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - GENERAL:

a.General

1)RedHill Biopharma Ltd. (the “Company”), incorporated on August 3, 2009, together with its wholly-owned subsidiary, RedHill Biopharma Inc. (“RedHill Inc.”), incorporated in Delaware, U.S. on January 19, 2017, is a specialty biopharmaceutical company primarily focused on gastrointestinal (“GI”) diseases and infectious diseases.

The Company’s ordinary shares were traded on the Tel-Aviv Stock Exchange (“TASE”) from February 2011 to February 2020, after which the Company voluntarily delisted from trading on the TASE, effective February 13, 2020. The Company’s American Depositary Shares (“ADSs”) were traded on the Nasdaq Capital Market from December 27, 2012, and have been listed on the Nasdaq Global Market (“Nasdaq”) since July 20, 2018. On March 23, 2023, the Company implemented a ratio change of the Company's ADSs to its non-traded ordinary shares from ratio of 1 ADS representing 10 ordinary shares to a new ratio of 1 ADS representing 400 ordinary shares.

The Company’s registered address is 21 Ha’arba’a St, Tel-Aviv, Israel.

2)	Since the Company established its commercial presence in the U.S. in 2017, it has promoted or commercialized various GI-related products that were either developed internally or acquired through in-licensing agreements. As of the date of approval of these condensed consolidated interim financial statements, the Company commercializes in the U.S., mainly Talicia®, for the treatment of Helicobacter pylori infection in adults, the first product approved by the U.S. Food and Drug Administration (“FDA”) being developed primarily internally by the Company. Until February 1, 2023, the Company commercialized Movantik® in the U.S, for the treatment of opioid-induced constipation. See also note 3(a) regarding the transfer of the Company’s rights in Movantik® to HCR Collateral Management, LLC (“HCRM”) in exchange for all the Company’s debt obligations under the Credit Agreement with HCRM. The Company also continues to advance the development of part of its late-stage therapeutic candidates.

3)       Through June 30, 2023, the Company has an accumulated deficit and its activities have been funded primarily through public and private offerings of the Company’s securities as well as a senior secured borrowing (now fully extinguished, see note 3(a)). There is no assurance that the Company’s business will generate sustainable positive cash flows to fund its business.

The Company plans to further fund its future operations through commercialization and out-licensing of its therapeutic candidates, commercialization of in-licensed or acquired products and raising additional capital through equity or debt financing or through other non-dilutive financing. Furthermore, the Company is actively pursuing and in discussions with multiple parties regarding strategic business development transactions, including potential acquisition of revenue-generating assets in the U.S. and the sale of certain assets of the Company. The Company’s current cash resources are not sufficient to complete the research and development of any of its therapeutic candidates and to fully support its commercial operations until generation of sustainable positive cash flows. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates, as well as advancing its commercial operations, that will result in negative cash flows from operating activities. Management believes that there is presently insufficient funding available to allow the Company to fund its activities for a period exceeding one year from the date of this filing. These conditions and events may cast significant doubt about the Company’s ability to continue as a going concern.

The accompanying condensed consolidated interim financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

b. Approval of the condensed consolidated interim financial statements:

These condensed consolidated interim financial statements were approved by the Board of Directors (the "BoD") on August 16, 2023.

NOTE 2 - BASIS OF PREPARATION OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS:

The Company’s condensed consolidated interim financial statements for the six months ended June 30, 2023 (the "Condensed Consolidated Interim Financial Statements"), have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting”. These Condensed Consolidated Interim Financial Statements, that are unaudited, do not include all the information and disclosures that would otherwise be required in a complete set of annual financial statements and should be read in conjunction with the annual financial statements as of December 31, 2022, and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”). The results of operations for the six months ended June 30, 2023, are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 3 - SIGNIFICANT EVENTS DURING THE CURRENT REPORTING PERIOD:

a.	Movantik Transaction:

On February 2, 2023 (“Closing Date”), the Company and RedHill Inc. have reached an agreement with HCRM resulting in the extinguishment of all of RedHill Inc. debt obligations (including all principal, interest, revenue interest, prepayment premiums and exit fees) under the Credit Agreement in exchange for the transfer of its rights in Movantik® to Movantik Acquisition Co., an affiliate of HCRM. HCRM assumes substantially all post-closing liabilities, and RedHill Inc. retains substantially all pre-closing liabilities relating to Movantik®. As part of the parties' arrangement, and to ensure continuous patient care, RedHill Inc. will provide HCRM with paid transition services for up to 12 months. HCRM retains security interests in certain of the Company’s assets until substantially all pre-closing liabilities relating to Movantik® have been paid or other specific conditions are met. Following the sale of the rights to Movantik®, the $16 million held as restricted cash under the Credit Agreement was deposited into an escrow account to pay pre-closing liabilities related to Movantik®.

Accounting treatment:

Prior to the sale of Movantik®, the Company presented the rights to Movantik® as an intangible asset in its consolidated statement of financial position (classified under the non-current assets). In addition, the Company measured the carrying amount of the borrowing to reflect all amounts owing or payable under the Credit Agreement as being immediately due (classified under the current liabilities).

The total gain in the Company’s consolidated statement of comprehensive income (loss) was composed of two elements: (1) the gain from the sale of Movantik® resulted from the difference between the carrying value and fair value of the assets transferred was presented as other income and (2) the gain from the debt extinguishment resulted from the difference between the carrying amount (the amortized cost) of the financial liability to HCRM and the fair value of the assets transferred was presented as financial income.

To determine the fair value of the rights to Movantik®, the Company based its estimate on the terms outlined in a non-binding term sheet with a third party which ultimately did not materialize, which included a cash payment of $95 million for the rights to Movantik®.

The fair value of nonmonetary assets relating to Movantik® transferred to settle debt obligations was used to measure debt extinguishment gains.

The service fees relating to the transition services are presented in the Company’s consolidated statement of comprehensive income (loss) as other income.

b.	On April 3, 2023, the Company completed a registered direct offering to an existing shareholder with gross proceeds to the Company of approximately $6 million, before deducting offering expenses of approximately $0.6 million. The offering consisted of 1,500,000 ADSs (or ADS equivalent which consist of pre-funded warrants with an exercise price of $0.001 per pre-funded warrant) as well as granted (i) unregistered private warrants to purchase up to 1,500,000 ADSs. These warrants have an exercise price of $4.75 per ADS, are exercisable immediately after the issuance date and have a term of 5 years. (ii) unregistered private warrants to purchase up to 1,500,000 ADSs. These warrants have an exercise price of $4.00 per ADS, are exercisable immediately after the issuance date and have a term of 9 months. In addition, the Company has agreed to amend certain existing warrants to purchase up to 330,106 ADSs with an exercise price of $59.20 per ADS and a termination date of November 11, 2027. The amended warrants have a reduced exercise price of $4.75 per ADS and a termination date of 5 years following the closing of the offering. As part of the offering, the Company has issued to the placement agent warrants to purchase up to 90,000 ADSs with an exercise price of $5.00 per ADS, exercisable for 5 years. All the warrants may be exercised either for cash or on a cashless basis.

The warrants were classified as financial liability due to a net settlement provision. Loss from modification of warrants terms as part of the new registered offering with an existing shareholder, in an amount of $1.1 million, was included as a financial expense. See also note 10 regarding amendment to the above warrants.

c.	In June 2023, the company terminated an operating lease agreement that was signed in March 2022 resulting in the recognition of $0.7 million as a gain in the Company’s consolidated statement of comprehensive income (loss).
d.	Write-downs of inventories to net realizable value amounted to $0.7 million in the six months ended June 30, 2023. These were recognized as an expense, included in cost of revenues in the Company’s consolidated statement of comprehensive income (loss).

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 4: - ALLOWANCE FOR DEDUCTIONS FROM REVENUES:

The following table shows the movement of the allowance for deductions from revenues:

	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2023	46,636	1,234	47,870
Increases	16,918	759	17,677
Decreases (utilized)	(48,598)	(1,072)	(49,670)
Adjustments	910	(403)	507
As of June 30, 2023	15,866	518	16,384
	Rebates and patient discount programs	Product returns	Total
	U.S. dollars in thousands
As of January 1, 2022	29,742	969	30,711
Increases	53,282	1,714	54,996
Decreases (utilized)	(45,317)	(1,363)	(46,680)
Adjustments	271	(75)	196
As of June 30, 2022	37,978	1,245	39,223

NOTE 5 - SHARE-BASED PAYMENTS:

During the six months ended June 30, 2023, approximately 18 thousand (taking into effect the ratio changes described in note 1), options and RSUs of the Company's ADSs were forfeited resulting in reversal of expenses of approximately $2 million. The forfeited options and RSUs are mainly due to a reduction in the employee count, as part of the cost reduction plan that was implemented in the second half of 2022.

NOTE 6 - NET REVENUES:

	Six Months Ended June 30,
	2023	2022
	U.S dollars in thousands
Licensing revenues	—	2,000
Movantik® revenues	(182)	25,456
Sales of Other products (mainly Talicia®)	5,577	3,994
	5,395	31,450

NOTE 7 - FINANCIAL INSTRUMENTS:

a.	The financial instrument of the Company presented at fair value is a derivative financial liability. The derivative financial instrument of the Company represents warrants, see also note 3(b) above. This instrument is classified as level 3. The fair value adjustments are recognized in profit or loss under financial income or financial expenses. The following table presents the change in the derivative liability measured at level 3 for the six months ended June 30, 2023, and June 30,2022:

	Six Months Ended
	June 30,
	2023	2022

	U.S. dollars in thousands
Balance at beginning of the period	2,623	—
Initial recognition of financial liability	7,083	8,055
Fair value adjustments recognized in profit or loss	(8,071)	(1,981)
Balance at end of the period	1,635	6,074

The fair value of the warrants is computed using the Black and Scholes option pricing model. The fair value of the warrants is based on the price of an ADS as of June 30,2023 and on the following key parameters: risk-free interest rate of 4.17%-5.47% and volatility of 86.6%-99.5%.

The fair value of the warrants as of June 30,2022, is based on the price of an ADS as of June 30,2022 and on the following key parameters: risk-free interest rate of 3.02% and volatility of 73.69%.

b. The carrying amount of cash equivalents, bank deposits, restricted cash, receivables, account payables and accrued expenses approximate their fair value due to their short-term characteristics.

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 8 - SEGMENT INFORMATION:

The Chief Executive Officer is the Company’s Chief Operating Decision Maker (“CODM”). The CODM allocates resources and assesses the Company’s performance based on the following segmentation: Commercial Operations and Research & Development.

Adjusted EBITDA represents net loss before depreciation, amortization, and financial income (expenses), adjusted to exclude share-based compensation, gains from early termination of leases, and income from service provided to HCRM and gain from the sale of Movantik® presented as other income.

The following table presents segment profitability and a reconciliation to the consolidated net loss and comprehensive loss for the periods indicated:

	Six Months Ended June 30,
	2023	2022
	U.S. dollars in thousands
Commercial Operations Segment Adjusted EBITDA	(11,031)	(12,190)
Research And Development Adjusted EBITDA	(5,550)	(6,620)
Financial income (expenses), net	26,330	(6,451)
Share-based compensation to employees and service providers	(849)	(2,924)
Depreciation	(1,055)	(1,154)
Amortization and impairment of intangible assets	(530)	(2,900)
Gain from early termination of leases	694	—
Othe income	42,993	—
Consolidated Comprehensive income (loss)	51,002	(32,239)

NOTE 9 - EARNING PER SHARE:

The basic and diluted earnings (loss) per share are the same since the effect of all potentially diluted ordinary shares for all reporting periods is anti-dilutive.

NOTE 10 - EVENT SUBSEQUENT TO JUNE 30, 2023:

On July 25, 2023, the Company completed a registered direct offering to existing shareholders of 1,301,923 ADSs (or ADS equivalent which consist of pre-funded warrants with an exercise price of $0.001 per pre-funded warrant), for gross proceeds of approximately $1.8 million, before deducting offering expenses of approximately $0.4 million.

In connection with this offering, the Company also agreed with the investors in this offering on the following:

(i)	To reduce the exercise price to $1.80 per ADS to the following existing warrants: (i) warrants originally issued on May 11, 2022, and subsequently amended on April 3, 2023, to purchase up to an aggregate of 330,106 ADSs at an exercise price of $4.75 per ADS, (ii) warrants issued on December 6, 2022, to purchase up to an aggregate of 971,817 ADSs at an exercise price of $4.6305 per ADS, and (iii) warrants issued on April 3, 2023, to purchase up to an aggregate of 1,500,000 ADSs at an exercise price of $4.00 per ADS.
(ii)	Warrants issued on April 3,2023, to purchase 1,500,000 ADSs, will be exercised at a reduced exercise price of $1.35 per ADS, for gross proceeds of $2 million. New unregistered private warrants to purchase up to 1,500,000 ADSs will be granted to the same investor. The new warrants have an exercise price of $1.80 per ADS, are exercisable 6 months after the issuance date and have a term of 5 years.

As part of the offering, the Company has issued to the placement agent warrants to purchase up to 78,115 ADSs with an exercise price of $1.6875 per ADS, exercisable for 5 years.

All the warrants may be exercised either for cash or on a cashless basis.